(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, DC 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25	SEC File Number: 000-50910
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

StoneMor Partners L.P.

Full Name of Registrant

Former Name if Applicable

155 Rittenhouse Circle

Address of Principal Executive Office (Street and Number)

Bristol, PA 19007

(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

PLEASE SEE ATTACHED SHEET FOR RESPONSE TO PART III.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William R. Shane (Name)	215 (Area Code)	826-2800 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the financial results for the year ended December 31, 2005 will be as reflected in its press release dated March 15, 2006.

StoneMor Partners L.P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 15, 2006	By	/s/ William R. Shane
William R. Shane, Executive Vice President and Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

RESPONSE TO PART III

Although StoneMor Partners L.P. (the “Company” or “StoneMor”) has dedicated significant resources to completing its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”), it has not been able to complete the Form 10-K on a timely basis because management of the Company has not completed its assessment of internal control of financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 (the Company is a first-time accelerated filer), the audit committee of the board of directors of the Company’s general partner (the “Audit Committee”) has not completed its investigation, discussed below, of the Company’s recognition of pre-need burial vault revenue, and the Company’s 2005 financial statements have not been completed.

Material Weakness in Internal Control

Following an internal and external inspection of its cemetery locations, the Company determined that some of the pre-need burial vaults that it previously believed to have been installed in the ground during 2005 had not been installed. In accordance with SAB 104, the Company recognizes pre-need burial vault revenue when the vaults are installed in the ground. While management has not yet completed its assessment of the Company’s internal control over financial reporting in connection with the preparation of its Form 10-K, it has concluded that due to the pre-need burial vaults not being installed the following material weakness existed as of December 31, 2005:

The Company did not maintain effective internal control procedures related to the recognition of revenue from pre-need burial vaults. Specifically, the Company did not design and maintain controls to ensure proper revenue recognition of pre-need burial vault installations.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Result of Existence of Material Weakness

As a result of the existence of the material weakness identified above, the Company’s management expects to conclude in the Form 10-K that, as of December 31, 2005, the Company’s internal control over financial reporting as it relates to the recognition of revenue from the sale of pre-need burial vaults was not effective based upon the criteria in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission (COSO). Because the Company has not yet completed its assessment of internal control over financial reporting, the Company’s management may ultimately identify additional control deficiencies that may constitute additional material weaknesses which it would also include in Management’s Report on Internal Control over Financial Reporting in the Form 10-K.

To remediate this material weakness, the Company has implemented a cemetery maintenance audit procedure pursuant to which:

•	Each of the Company’s cemetery superintendents is required to personally inspect, verify, and certify in writing as to each vault installation at the superintendent’s cemetery.

•	The Company’s regional administrators and maintenance personnel are required to perform random cemetery audits to test and verify burial vault installations on a monthly basis at cemeteries located outside of their regions.

•	The Company’s Internal Audit Department is required to conduct periodic surprise field audits to test and verify burial vault installations.

•	The Company’s administrative and maintenance personnel are required to undergo additional training with respect to the foregoing audit procedures and the importance of the Company’s internal controls.

The Company’s management believes that the procedures described above will serve to remediate the material weakness identified.

On March 14, 2006, the Audit Committee retained independent legal counsel to advise the Audit Committee with respect to this matter and to further investigate the circumstances giving rise to the erroneous recognition of revenue.

The independent investigation by counsel for the Audit Committee has just commenced. The Company’s management believes that, based on all errors identified to date, the Company’s previously filed Quarterly Reports on Forms 10-Q for each of the three quarters ended September 30, 2005 will be restated and should no longer be relied upon. The revenue and net earnings that the Company should not have recognized in 2005 are expected to be recognized in the first quarter of 2006. Prior to the filing of its Annual Report on Form 10-K for the year ended December 31, 2005, the Company intends to restate its condensed consolidated financial statements for the quarterly periods ended March 31, June 30, and September 30, 2005 on amended Forms 10-Q for those periods.

These adjustments have no effect on the Company’s net cash flow or distributions to unitholders.

Until the Company’s 2005 financial statements are completed, there can be no assurance that there will not be additional errors discovered that may affect the periods indicated above, which may impact management’s determination of the effect of the adjustments necessary to correct any misstatements, or that may affect any other fiscal periods.

ATTACHMENT TO PART IV OF

FORM 12b-25 OF

StoneMor Partners L.P.

Total Revenues of $89,258,000 for the year ended December 31, 2004 are expected to increase approximately 11% for the year ended December 31, 2005(a). Operating Profit of $9,364,000 for the year ended December 31, 2004 is expected to increase approximately 30% for the year ended December 31, 2005(a). The Company expects a net profit of approximately $4,000,000 for the year ended December 31, 2005(a) compared to a Net (Loss) of ($3,838,000) for the year ended December 31, 2004(a). Net Cash provided by Operating Activities of $7,485,000 for the year ended December 31, 2004 is expected to be approximately $17,589,000 for the year ended December 31, 2005(a).

(a)	These estimated preliminary results are subject to change in connection with the completion of the financial statements.

Forward-Looking Statements

Certain statements contained herein, including, but not limited to, information regarding the status and progress of StoneMor’s operating activities, the plans and objectives of StoneMor’s management, assumptions regarding StoneMor’s future performance and plans, and any financial guidance provided, as well as certain information in other filings with the SEC and elsewhere, are forward-looking statements within the meaning of Section 27A(i) of the Securities Act of 1933 and Section 21E(i) of the Securities Exchange Act of 1934. The words “believe,” “may,” “will,” “estimate,” “continues,” “anticipate,” “intend,” “project,” “expect,” “anticipate,” “predict,” and similar expressions identify these forward-looking statements. These forward-looking statements are made subject to certain risks and uncertainties that could cause actual results to differ materially from those stated, including, but not limited to, the following: uncertainties associated with future revenue and revenue growth; the impact of StoneMor’s significant leverage on its operating plans; the ability of StoneMor to service its debt; StoneMor’s ability to attract, train and retain an adequate number of sales people; uncertainties associated with the volume and timing of pre-need sales of cemetery services and products; variances in death rates; variances in the use of cremation; changes in the political or regulatory environments, including potential changes in tax accounting and trusting policies; StoneMor’s ability to successfully implement a strategic plan relating to producing operating improvement, strong cash flows and further deleveraging; uncertainties associated with the integration or the anticipated benefits of the acquisition of assets in November 2005, information disclosed herein; the results from the completion of management’s assessment of internal control of financial reporting; and various other uncertainties associated with the deathcare industry and StoneMor’s operations in particular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q filed with the SEC. We assume no obligation to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by us, whether as a result of new information, future events or otherwise.